UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 26, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2020 Results of UBS Group AG and UBS AG, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  January 26, 2021

UBS

Full year and fourth quarter 2020 results



January 26, 2021

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to performance targets, expectations and ambitions, as well as management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic or business initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS's most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the fourth quarter of 2020 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at www.ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 4Q20 report for more information.

Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders.

Rounding: Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

Agenda

1 Ralph Hamers, Group CEO

- FY20 highlights
- First impressions
- Focus areas

2 Kirt Gardner, Group CFO

- FY20 and 4Q20 financial performance
- Divisional results
- Capital returns

3 Q&A

Key messages

- Clients continued to place their trust in UBS during a challenging year, as we helped them navigate uncertainty through advice and solutions
- Record invested assets across our asset and wealth management businesses at 4.1trn; FY20 net profit 6.6bn, highest in a decade with every region delivering over 1.5bn PBT
- All financial targets were met or exceeded in 2020 as we delivered on our strategic priorities
- Proposed FY20 dividend of USD 0.37 per share; restarting buybacks and targeting up to 1.1bn in 1Q21 from 2.0bn reserve built in 2020

In 2020 we stayed focused on supporting our clients…



AM
invested assets
903bn
1,092bn
80bn
net new money, FY20
31.12.19
31.12.20
P&C
net new business volume growth[1]
4.7%
6.9%
7bn
net new loans[2], FY20
FY19
FY20
GWM
loans
179bn
213bn
26bn
net new loans, FY20
31.12.19
31.12.20
GWM
transaction-based income
3.1bn
3.6bn
+17%
transaction-based income YoY, FY20
FY19
FY20
IB
income
7.3bn
9.5bn
+30%
income YoY, FY20
FY19
FY20
GWM+IB
GFO income
+25%
GFO income YoY, FY20
FY19
FY20

Numbers in USD unless otherwise indicated; 1 CHF; Personal Banking; 2 CHF; includes CHF 1.7bn loans from Swiss government-backed SME lending program within Personal & Corporate Banking

…and further integrated sustainability in our client offering

Sustainable investments recommended as the preferred solution for GWM clients investing globally

100% SI multi-asset mandate invested assets, GWM and P&C



9bn
20bn
31.12.19
31.12.20

7bn

net sales of 100% SI multi-asset mandate, FY20, GWM

A pivotal year for sustainability in Asset Management

Sustainability-focused invested assets, AM[1]



39bn
97bn
31.12.19
31.12.20

32bn

net new money into sustainability-focused strategies, FY20, AM

Maintained strong position in key ESG rankings

CDP A LIST 2020 CLIMATE — Included on climate change A list

Member of Dow Jones Sustainability Indices — Industry leader for 6th consecutive year

MSCI ESG RATINGS AA — Rated AA since 2018

Numbers in USD unless otherwise indicated; 1 Increase includes products that were re-positioned with a sustainability focus

Through our commitment to clients, we have been able to extend our scale…

3.0trn
GWM invested assets

1.1trn
AM invested assets

#1
bank in UHNW services[1]

#1
private bank in APAC[2]

#1
bank in Switzerland[3]

#1
Family Office services[1]

Top 5
in global equities[4]

Top 3
in global FX[5]

Investing in our platforms to build on our scale advantage to benefit our clients

Numbers in USD unless otherwise indicated; 1 Euromoney 2020 Private Banking and Wealth Management Survey; 2 Asian Private Banker 2019 league table; 3 By income, 9M20; 4 Coalition 3Q20 YTD Competitor Analytics. Rank is based on BARC, BofA, Citi, CS, DB, JPM, GS, MS and UBS internal revenues and UBS product taxonomy; 5 Greenwich, based on volumes

…and deliver on all our targets in 2020

Group	**Return on CET1 capital**	**17.6%**	Target: 12-15%
	Return on tangible equity	12.9%	
	Cost/income ratio	**73.0%**	Target: 75-78%
	Net profit attributable to shareholders	USD 6.6bn	
	Diluted earnings per share	USD 1.79	
	CET1 capital ratio	**13.8%**	Guidance: ~13%
	CET1 leverage ratio	**3.85%**	Guidance: >3.7%
	Tangible book value per share	USD 14.93	
GWM	Profit before tax	USD 4.1bn	
	PBT growth	**20.4%**	Target: 10-15% over the cycle
	Invested assets	USD 3.0trn	
P&C	Profit before tax	CHF 1.2bn	
	Return on attributed equity (CHF)	14.1%	
	Net new business volume growth for Personal Banking (CHF)	6.9%	
AM	Profit before tax	USD 1.5bn	
	Invested assets	USD 1.1trn	
IB	Profit before tax	USD 2.5bn	
	Return on attributed equity	19.7%	
	RWA and LRD vs. Group	**33% / 30%**	Guidance: up to 1/3

UBS

We have an opportunity to drive consistently higher returns

Return on CET1 capital[1]


13.1%
12.4%
17.6%
2018
2019
2020

Return on tangible equity 9.8% 9.0% 12.9%

Industry-leading capital efficiency…

…but driving revenue growth and cost efficiency necessary to deliver leading shareholder returns

Numbers in USD unless otherwise indicated; 1 There is a 13.1bn difference between UBS's 53.0bn tangible equity and 40.0bn CET1 capital as of 31.12.20, mainly reflecting 5.6bn tax loss DTAs, 2.3bn unrealized gains from cash flow hedges, 2.0bn capital reserve for share buybacks, 1.3bn accrual for 2020 dividend, and 1.3bn compensation-related components

My first impressions of UBS are…

Outstanding client franchise

A powerful brand

Market leading thought leadership

Talent at all levels

Global diversification and reach

Operational resilience

Balance sheet for all seasons

Leader in sustainability

Change is coming at us with ever increasing pace

Economic cycle
Range of recovery scenarios remains wide

Unprecedented monetary stimulus
Low and negative rates challenge investment paradigms

Shifting client priorities
Shift to private markets and sustainability creates opportunities

Digital-led recovery
Pandemic has accelerated digital adoption and disrupted norms

Green transition
Finance plays a crucial role in the move towards a greener world

Transforming world
Challenges presented by de-globalization and divergence

Competitive landscape
Growing importance of scale, digital everything and innovation

Regulatory change
Further evolution of regulatory agenda

This will call for relentless client focus, digital savvy and agility to drive growth and shareholder value

Focus areas to deliver on UBS's future

Grow our client franchise	
Strengthen high-performance culture	
Operate ever more efficiently	
Win in the digital-led recovery	
Build on our edge in sustainability	
Maintain our balance sheet for all seasons	

- Conducting thorough firm-wide reviews to be fit for the future and capture growth opportunities
- Enhancing accountability, reviewing metrics and targets to deliver leading shareholder returns
- Delivering the firm to our clients in a seamless way

We will provide strategic updates in Q2 and beyond

UBS

FY20: Driving positive operating leverage

FY20

6,629m
net profit
+54%

1.79
diluted EPS
+57%

17.6%
return on CET1 capital

8.1bn
CET1 capital generated[1]

31.12.20

13.8%
CET1 capital ratio

3.85%
CET1 leverage ratio[2]



Profit before tax
m
+58%
excl. CLE
+47%
+14%
(616)
+4%
(851)
8,226
4,117
5,577
FY19
Income
Credit loss expense
Operating expenses
FY20

Cost/income ratio[3] 80.5% → (7.4ppts) → 73.0%

UBS

Numbers in USD unless otherwise indicated; 1 Includes 4.4bn increase in CET1 capital, 2.0bn capital reserve for share buybacks, 1.3bn accrual for 2020 dividend and USD 364m share buybacks in 1Q20; 2 Does not reflect FINMA's temporary LRD exemption (net LRD reduction of 93bn), valid until 1.1.21 and only applicable to CET1 and going concern leverage ratios; refer to the 4Q20 report for more information; 3 Defined as operating expenses divided by income, which excludes credit loss expenses

Executing our cost strategy

Operating expenses



23.3
0.0
23.3
0.5
0.4
24.2
FY19
Costs excl.
variable compensation
Variable compensation[1]
FX
FY20

UBS

Numbers in USDbn unless otherwise indicated; 1 Including Financial Advisor compensation, as well as 359m from the acceleration of expenses in relation to outstanding deferred compensation awards in 3Q20, excluding FX impact

4Q20 net profit USD 1.7bn; 17.5% RoCET1

4Q20

1,708m
net profit
+137%

0.46
diluted EPS
+138%

17.5%
return on CET1 capital

2.6bn
CET1 capital generated[1]

31.12.20

13.8%
CET1 capital ratio

3.85%
CET1 leverage ratio[2]


Profit before tax
m
+127%
excl. CLE
+122%
+16%
(1%)
2,057
(58)
64
1,123
928
4Q19
Income
Credit loss expense
Operating expenses
4Q20
Cost/income ratio³
86.8%
(12.7ppts)
74.1%

UBS

Numbers in USD unless otherwise indicated; 1 Includes 1.8bn increase in CET1 capital, 0.5bn increase in capital reserve for share buybacks and 0.3bn increase in accrual for 2020 dividend; 2 Does not reflect FINMA's temporary LRD exemption (net LRD reduction of 93bn), valid until 1.1.21 and only applicable to CET1 and going concern leverage ratios; refer to the 4Q20 report for more information; 3 Defined as operating expenses divided by income, which excludes credit loss expenses

Global Wealth Management



Profit before tax
+22%
766
1,218
880
1,057
936
Operating income
Transaction-based income
Net interest income
Recurring net fee income
4,150
789
993
2,354
(10)
4,547
1,113
1,031
2,434
(53)
3,942
824
1,023
2,128
(64)
4,280
863
962
2,341
22
4,277
776
1,011
2,468
2
Other income
Credit loss (expense)/ release
Cost/income ratio
81%
72%
76%
76%
78%
Invested assets
End of period, bn
2,635
2,339
2,590
2,754
3,016
4Q19
1Q20
2Q20
3Q20
4Q20

PBT +22% reflecting lending and mandate growth, greater advisor productivity and 1% lower expenses; PBT +35% excl. 75m fee from P&C in 4Q19[1]; FY20 PBT +20%

Operating income +3%; +5% excl. 4Q19 fee from P&C[1], with all regions contributing

Credit loss releases 7m vs. (10m) credit loss expenses in 4Q19

One UBS:
- GFO revenues across GWM and IB +25% in FY20
- SMA[2] initiative in the US generated 53bn NNM for AM in FY20

Net new loans 8bn in 4Q20; 26bn in FY20, exceeding ~20bn ambition

Net new mandates 13bn in 4Q20; 32bn in FY20

Invested assets reached all-time high of 3.0trn, +10% QoQ

UBS

Numbers in USD unless otherwise indicated; 1 USD 75m fee received from Personal & Corporate Banking for the shift of USD 6bn of business volume from Global Wealth Management to Personal & Corporate Banking in 4Q19; 2 Separately Managed Accounts

Global Wealth Management

Recurring net fee income


Invested assets bn
2,635
2,339
2,590
2,754
3,016
+5%
2,354
2,434
2,128
2,341
2,468
4Q19
1Q20
2Q20
3Q20
4Q20

- +5% YoY as the effect of higher average invested assets was partially offset by shifts towards lower-margin funds and mandates
- +5% QoQ supported by growing asset base and 13bn net new mandates
- Americas advisory billing based on average daily balances since 1 October 2020

Net interest income


Loans bn
179
185
189
201
213
Deposits bn
296
311
315
321
348
+2%
993
1,031
1,023
962
1,011
4Q19
1Q20
2Q20
3Q20
4Q20

- +2% YoY reflecting higher loan volumes and margins, partly offset by lower deposit revenues mainly from lower USD rates
- +5% QoQ with growth in lending balances and margins partially offset by lower deposit margin on higher deposit volumes

Transaction-based income


(2%)
789
1,113
824
863
776
4Q19
1Q20
2Q20
3Q20
4Q20

- +9% YoY excl. 75m fee from P&C in 4Q19[1]
- APAC +47% YoY
- Investor optimism and client activity improved post US elections and COVID-19 vaccine developments
- FY20 +17% YoY, +20% YoY excl. 75m fee[1]

Numbers in USDm unless otherwise indicated; 1 USD 75m fee received from Personal & Corporate Banking for the shift of USD 6bn of business volume from Global Wealth Management to Personal & Corporate Banking in 4Q19

Personal & Corporate Banking (CHF)



+4%
Profit before tax
306
322
229
305
318
Operating income
Transaction-based income
Net interest income
Recurring net fee income
868
189
494
164
7
871
264
493
170
(74)
790
227
496
159
(104)
850
264
472
170
(84)
896
230
455
177
20
Other
Credit loss (expense) / release
Cost/income ratio
65%
58%
63%
58%
66%
4Q19
1Q20
2Q20
3Q20
4Q20

PBT flat excl. CLE; FY20 PBT excl. CLE 1,417m, (3%) primarily driven by lower credit card fees and FX transactions, reflecting lower travel and leisure-related spend

Operating income +3%; higher transaction-based income due to fee[1] paid to GWM in 4Q19; lower NII on lower deposit revenues

Credit loss releases 20m vs. 7m credit loss releases in 4Q19

4.8% net new business volume growth[2]; 6.9% in FY20

Operating expenses +3% on higher technology and operations costs; FY20 operating expenses (1%)

UBS

Numbers in CHFm unless otherwise indicated; 1 CHF 73m (USD 75m) fee paid to Global Wealth Management for the shift of CHF 6bn (USD 6bn) of business volume from Global Wealth Management to Personal & Corporate Banking in 4Q19; 2 Personal Banking

Supporting the Swiss economy

Providing funding

Corporate and institutional clients

2.7bn
net new loans in addition to government-backed SME lending program
FY20

3.0bn
liquidity provided via government-backed SME lending program[1]
31.12.20

Individual clients

3.5bn
net new mortgage volume[2]
FY20

Facilitating access

Digital services

+5ppts
Mobile Banking log-in share
Personal Banking, 4Q20 vs. 4Q19

+126%
Payment volumes, UBS TWINT
4Q20 vs. 4Q19

+5ppts
Active Digital Banking clients
Personal Banking, 4Q20 vs. 4Q19

Supporting communities

Contributing to relief efforts

- Matching employee donations for Swiss Red Cross via Optimus Foundation
- Supporting organizations catering for people in need
- Helping organizations that provide counselling and mental health support
- Doubled the number of UBS-funded employee volunteering days

Education and entrepreneurship

- Launched UBS Helpetica to connect charities and volunteers to sustainable projects
- Supporting community partners with COVID-related initiatives and projects
- Giving to organizations that support entrepreneurship and enable employment

Numbers in CHF unless otherwise indicated; 1 Of which 1.8bn credit lines drawn as of 31.12.20; 2 Personal Banking and GWM region Switzerland

Asset Management



Profit before tax
+123%
180
157
157
739
571
169
401
Gain from Fondcenter sale
Operating income
Performance fees
Net management fees
551
96
455
514
36
477
524
75
449
1,162
571
88
505
(2)
774
255
518
Gain from Fondcenter sale
Credit loss (expense)/ release
Cost/income ratio
67%
69%
70%
36%
48%
Invested assets
End of period, bn
903
832
928
980
1,092
4Q19
1Q20
2Q20
3Q20
4Q20

PBT 401m, driven by 40% higher revenues and flat expenses; FY20 PBT 884m, +66% excl. gain from Fondcenter sale

Operating income +40%

- Performance fees +167%, mainly driven by increases in our Hedge Fund Businesses due to strong investment performance
- Net management fees +14% due to a higher invested asset base, in part driven by NNM, and continued positive net new run rate fee generation

Operating expenses flat; FY20 cost/income ratio 63% excl. gain from Fondcenter sale

Record invested assets 1,092bn, +112bn QoQ

NNM 22bn; 38bn NNM excluding money markets; 26bn from SMA[1] initiative in US; FY20 NNM excluding money markets 87bn

Numbers in USDm unless otherwise indicated; 1 Separately Managed Accounts

Asset Management

APAC

#1 Foreign manager of inbound AuM in Greater China[1]
2020

70bn China invested assets[2]
31.12.20

Sustainable Investing

#2 fastest growing SI-focused manager[3]

32bn NNM in SI-focused invested assets
FY20

SMA[4] initiative in the US

62bn NNM
since inception

24 new SMA strategies introduced to GWM clients
since inception



Net management fees
m
+10%
1,778
1,950
FY19
FY20



Performance fees
m
+185%
160
455
FY19
FY20



Invested assets
bn
+21%
903
109
80
1,092
31.12.19
FX and market performance
NNM
31.12.20

Numbers in USD unless otherwise indicated; 1 Z-Ben Advisors, May 2020; 2 Includes onshore, outbound and inbound invested assets; 3 Broadridge, 1.1.19 to 30.6.20; 4 Separately Managed Accounts

Investment Bank


Profit before tax
709
612
632
529
(22)
Operating income
Global Banking
Global Markets
2,449
534
2,268
525
2,485
651
215[1]
2,011
669
1,681
502
2,037
1,821
1,634
1,433
1,185
(6)
(122)
(78)
(15)
(91)
Credit loss (expense)/ release
Cost/income ratio
101%
68%
71%
74%
71%
4Q19
1Q20
2Q20
3Q20
4Q20

RoAE 16.8% 4Q20 and 19.7% FY20; FY20 PBT 2.5bn, +217% with operating income +27% and costs +4%

Global Markets revenues +21%

- Execution & Platform 428m, +25% driven by cash equities
- Derivatives & Solutions 660m, +40% driven by equity derivatives and credit
- Financing 346m, (7%)

Of which:

- Equities 1,065m, +28%
- FRC 368m, +5%

Global Banking revenues +33%

- Advisory +32%, on higher M&A revenues
- Capital Markets +34%, primarily driven by ECM, +102%

Credit loss expense 91m, with 64m related to a single client[2]

Operating expenses (13%) reflecting 110m goodwill write-down in 4Q19 and lower personnel expenses

UBS

Numbers in USDm unless otherwise indicated; 1 215m gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family; 2 Related to a single client that became impaired during the quarter; includes USD 81m in stage 3 credit loss expenses, partly offset by USD 17m credit loss release in stages 1 and 2

Investment Bank

Revenues / VaR[1]

m


1Q20
2Q20
3Q20
4Q20
250
200
150
100
50
nb
UBS
Peer A
Peer B
Peer C
Peer D
Peer E

VaR[1]

m


250
200
150
100
50
nb
UBS
Peer A
Peer B
Peer C
Peer D
Peer E

RoAE[2]

FY20


28.8%
21.4%
19.7%
18.7%
17.9%
15.1%
Peer A
Peer B
UBS
Peer D
Peer E
Peer C

UBS	1Q20	2Q20	3Q20	4Q20	FY20
RWA, bn	103	98	92	94	94
LRD, bn	297	303	313	316	316
Average attributed equity, bn	12.4	12.6	12.7	12.6	12.6
Return on attributed equity	**22.8%**	**19.4%**	**19.9%**	**16.8%**	**19.7%**

UBS

Numbers in USD unless otherwise indicated. Peer group includes: Bank of America, Citi, Goldman Sachs, JP Morgan and Morgan Stanley; 1 Source: Company reports. Based on reported average Group management VaR with 95% confidence interval except for Bank of America and Citi which report VaR with 99% confidence interval; 2 Reported PBT divided by reported average attributed equity

IFRS 9 credit loss (expense) / release

Credit loss (expense)/ release

m

4Q20

	Stage 1 & 2	Stage 3	Total
GWM	8	(1)	7
P&C	7	15	22
AM	0	0	0
IB	18	(108)	(91)
GF	0	(4)	(5)
Total	**33**	**(99)**	**(66)**

FY20

	Stage 1 & 2	Stage 3	Total
GWM	(48)	(40)	(88)
P&C	(129)	(128)	(257)
AM	0	(2)	(2)
IB	(88)	(217)	(305)
GF	0	(42)	(42)
Total	**(266)**	**(429)**	**(694)**

As of 31.12.20

	Stage 1 & 2	Stage 3	Total
Financial instruments in scope of ECL requirements[1]	Stage 1: 759.7bn Stage 2: 38.3bn	3.9bn	801.9bn
Allowance	**Stage 1: 306m** **Stage 2: 333m**	**829m**	**1,468m**

UBS Numbers in USD unless otherwise indicated; refer to "Expected credit loss measurement" in the 4Q20 report for more information; 1 Gross on- and off-balance sheet instruments

Capital and leverage ratios


Total loss-absorbing capacity (TLAC)
bn
101.8
Gone concern loss-absorbing capacity
45.5
AT1
16.3
Going concern capital
CET1
40.0
31.12.20
Requirements
RWA
TLAC
24.1%
Going concern
14.0%
CET1
9.7%
35.2%
15.8%
5.6%
13.8%
Guidance: ~13%
Generally expected to be between 12.7% and 13.3%
Capital ratio
RWA
289bn
9.82%
4.39%
1.57%[1]
3.85%[1]
Guidance: >3.7%
Leverage ratio
LRD
1,037bn[1]
LRD
8.5%
4.9%
3.4%

UBS

Numbers in USD unless otherwise indicated; 1 Does not reflect FINMA's temporary LRD exemption (net LRD reduction of 93bn), valid until 1.1.21 and only applicable to CET1 and going concern leverage ratios; refer to the 4Q20 report for more information

Committed to delivering attractive capital returns



Returns to shareholders[1]
Ordinary dividend
Special dividend
Share buybacks
Capital reserve for share buybacks
0.6
0.6
1.1
1.1
2.9
1.0
2.0
3.2
1.0
2.3
2.3
2.3
2.4
2.4
3.3
0.8
2.5
3.4
0.8
2.6
3.7
2.0
0.4
1.3
2012
2013
2014
2015
2016
2017
2018
2019
2020

2020 dividend and buybacks

- USD 0.37 ordinary dividend per share to be proposed for the financial year 2020[2]
- CHF 350m of shares repurchased in 1Q20
- USD 2.0bn capital reserve established for share buybacks during 2020

2021 share buybacks

- Establishing new 3-year, CHF 4.0bn buyback program
- Expecting to resume buybacks shortly, with up to USD 1.1bn in 1Q21[3]
  - CHF 0.1bn to complete current program
  - Up to USD 1bn under new program

UBS

Numbers in USDbn unless otherwise indicated; 1 FX translation for 2012-2014 dividends based on FX rate at which CHF dividends were converted into USD; 2 Subject to shareholder approval at the 2021 Annual General Meeting; Expected key dates for dividend payment: AGM 8.4.21, ex-dividend date 13.4.21, record date 14.4.21, payment date 15.4.21; 3 Planned 1Q21 share buybacks will be funded by the USD 2.0bn capital reserve and will not impact CET1 capital

Appendix

Group results

	FY19	FY20	4Q19	1Q20	2Q20	3Q20	4Q20
Total operating income	28,889	32,390	7,052	7,934	7,403	8,935	8,117
of which: credit loss (expense) / release	(78)	(694)	(8)	(268)	(272)	(89)	(66)
Total operating expenses	23,312	24,163	6,124	5,926	5,821	6,357	6,060
Operating profit / (loss) before tax	5,577	8,226	928	2,008	1,582	2,578	2,057
Tax expense/(benefit)	1,267	1,583	200	410	347	485	341
of which: current tax expenses	791	1,231	183	222	343	349	317
Net profit / (loss) attributable to shareholders	4,304	6,629	722	1,595	1,232	2,093	1,708
Diluted EPS (USD)	1.14	1.79	0.19	0.43	0.33	0.56	0.46
Effective tax rate	22.7%	19.2%	21.6%	20.4%	21.9%	18.8%	16.6%
Return on CET1 capital	12.4%	17.6%	8.2%	17.7%	13.2%	21.9%	17.5%
Cost/income ratio	80.5%	73.0%	86.8%	72.3%	75.8%	70.4%	74.1%
Total book value per share (USD)	15.1	16.8	15.1	16.2	15.9	16.6	16.8
Tangible book value per share (USD)	13.3	14.9	13.3	14.4	14.1	14.8	14.9

UBS Numbers in USDm unless otherwise indicated

4Q20 call-out items

	GWM	P&C	AM	IB	GF	Group
Total operating income	4,277	992	774	2,011	63	8,117
of which: valuation gain on auction rate securities					134	134
Total operating expenses[1]	3,341	640	372	1,482	225	6,060
of which: impairment of internally generated software					67	67
Operating profit / (loss) before tax	936	353	401	529	(161)	2,057

Numbers in USDm unless otherwise indicated. Refer to page 9 of the 4Q20 report for more information; 1 Includes 76m litigation expenses / (releases), of which GWM 65m, P&C (0m), IB 13m and Group Functions (2m)

FY20 call-out items

	GWM	P&C	AM	IB	GF	Group
Total operating income	17,045	3,651	2,974	9,214	(494)	32,390
of which: call-out items	70	37	571	215	198	1,092
of which: net gain from the sale of a majority stake in Fondcenter AG	*60*		*571*			*631*
of which: gain on the sale of intellectual property rights				*215*		*215*
of which: net gains from properties sold or held for sale					*64*	*64*
of which: valuation gains on auction rate securities					*134*	*134*
of which: gain related to investment in associates	*6*	*19*				*26*
of which: gain on the sale of equity investment measured at fair value through profit or loss	*4*	*18*				*22*
Total operating expenses[1]	12,955	2,392	1,519	6,732	567	24,163
of which: call-out items	118	8	28	253	197	605
of which: acceleration of expenses in relation to outstanding deferred compensation awards	*46*	*3*	*22*	*229*	*58*	*359*
of which: expenses associated with terminated real estate leases					*72*	*72*
of which: impairment of internally generated software					*67*	*67*
of which: net restructuring expenses	*72*	*5*	*6*	*24*	*0*	*107*
Operating profit / (loss) before tax	4,091	1,259	1,455	2,482	(1,060)	8,226

Numbers in USDm unless otherwise indicated. Refer to page 10 of the 4Q20 report for more information; 1 Includes 125m litigation expenses / (releases), of which GWM 117m, P&C (6m), IB 18m and Group Functions (3m)

Global Wealth Management

	Americas	Switzerland	EMEA	APAC

Profit before tax
m



Americas
+7%
1,274
1,365
FY19
FY20
Switzerland
+11%
578
642
FY19
FY20
EMEA
+10%
930
1,024
FY19
FY20
APAC
+89%
560
1,061
FY19
FY20

	Americas	Switzerland	EMEA	APAC
Cost/income ratio	84% (1ppt)	62% (2ppts)	71% (2ppts)	61% (14ppts)
Invested assets	1,568bn +12%	273bn +20%	612bn +11%	560bn +24%
Net new loans	9.8bn	2.4bn	8.2bn	5.9bn
Net new mandates	19.9bn	1.9bn	5.2bn	5.8bn

Revenue and expense currency mix


Operating income
%
7
9
9
72
102
7
8
6
36
43
16
11
70
11
7
20
59
Other
GBP
EUR
CHF
USD
GWM
P&C[1]
AM[2]
IB
Group[2]


Operating expenses
%
10
4
23
61
88
11
12
12
5
23
47
17
12
7
60
12
9
25
50
Other
GBP
EUR
CHF
USD
GWM
P&C
AM
IB
Group

FY20; 1 Includes negative operating income from USD related to Group Treasury operations; 2 Excludes gain from the sale of a majority stake in Fondcenter AG

RWA and LRD

Risk-weighted assets


of which: +4.7bn due to FX
+6.0bn
283.1
289.1
77.5
75.8
Operational risk
10.6
11.8
Market risk
22.6
23.4
Non-counterparty-related risk
172.4
178.1
Credit and counterparty credit risk
30.9.20
31.12.20

Leverage ratio denominator


of which: +24.4bn due to FX
+42.8bn
994.4
1,037.1
31.9
31.3
Off-balance sheet items
118.8
115.3
Securities financing transactions
98.7
96.6
Derivative exposures
757.9
806.6
On-balance sheet exposures
(12.9)
(12.8)
Deduction items
30.9.20
31.12.20

By currency
%, as of 31.12.20


289.1
1,037.1
8%
13%
Other
3%
4%
GBP
7%
10%
EUR
23%
32%
CHF
58%
41%
USD
RWA
LRD

Numbers in USDbn unless otherwise indicated

Quarterly results by region

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		4Q19	4Q20	4Q19	4Q20	4Q19	4Q20	4Q19	4Q20	4Q19	4Q20	4Q19	4Q20
Operating income	GWM	2.3	2.4	0.5	0.6	0.9	0.9	0.4	0.4	0.1	0.0	4.2	4.3
	P&C	-	-	-	-	-	-	0.9	1.0	-	-	0.9	1.0
	AM	0.1	0.2	0.1	0.2	0.1	0.2	0.2	0.2	-	(0.0)	0.6	0.8
	IB	0.6	0.8	0.4	0.5	0.5	0.5	0.1	0.2	(0.0)	0.0	1.7	2.0
	GF[1]	-	-	-	-	-	-	-	-	(0.2)	0.1	(0.2)	0.1
	Group	3.0	3.4	1.1	1.2	1.5	1.6	1.6	1.8	(0.1)	0.1	7.1	8.1
Operating expenses	GWM	2.0	2.0	0.4	0.4	0.6	0.6	0.3	0.3	0.0	0.0	3.4	3.3
	P&C	-	-	-	-	-	-	0.6	0.6	-	-	0.6	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	-	0.4	0.4
	IB	0.6	0.5	0.5	0.4	0.5	0.5	0.1	0.1	0.1	(0.0)	1.7	1.5
	GF[1]	-	-	-	-	-	-	-	-	0.1	0.2	0.1	0.2
	Group	2.7	2.6	1.0	0.9	1.2	1.2	1.0	1.1	0.2	0.2	6.1	6.1
Profit before tax	GWM	0.3	0.4	0.1	0.2	0.2	0.2	0.1	0.1	0.1	(0.0)	0.8	0.9
	P&C	-	-	-	-	-	-	0.3	0.4	-	-	0.3	0.4
	AM	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	(0.0)	(0.0)	0.2	0.4
	IB	0.0	0.3	(0.0)	0.1	0.0	0.0	0.0	0.1	(0.1)	0.0	(0.0)	0.5
	GF[1]	-	-	-	-	-	-	-	-	(0.3)	(0.2)	(0.3)	(0.2)
	Group	0.3	0.9	0.1	0.4	0.3	0.4	0.5	0.6	(0.3)	(0.2)	0.9	2.1

Numbers in USDbn unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column; 1 Group Functions

UBS

FY results by region

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		FY19	FY20	FY19	FY20	FY19	FY20	FY19	FY20	FY19	FY20	FY19	FY20
Operating income	GWM	9.1	9.0	2.2	2.7	3.4	3.6	1.6	1.7	0.1	0.0	16.4	17.0
	P&C	-	-	-	-	-	-	3.7	3.7	-	-	3.7	3.7
	AM	0.5	0.7	0.4	0.5	0.4	0.5	0.6	0.7	(0.0)	0.6	1.9	3.0
	IB	2.5	3.3	2.1	2.7	2.0	2.4	0.7	0.8	(0.0)	0.0	7.3	9.2
	GF[1]	-	-	-	-	-	-	-	-	(0.4)	(0.5)	(0.4)	(0.5)
	Group	12.0	13.0	4.7	6.0	5.8	6.5	6.7	6.9	(0.3)	0.1	28.9	32.4
Operating expenses	GWM	7.8	7.7	1.7	1.7	2.5	2.5	1.0	1.1	0.0	0.0	13.0	13.0
	P&C	-	-	-	-	-	-	2.3	2.4	-	-	2.3	2.4
	AM	0.4	0.4	0.3	0.3	0.3	0.3	0.5	0.5	0.0	0.0	1.4	1.5
	IB	2.3	2.3	1.8	1.8	1.9	2.1	0.4	0.4	0.2	0.0	6.5	6.7
	GF[1]	-	-	-	-	-	-	-	-	0.2	0.6	0.2	0.6
	Group	10.4	10.4	3.7	3.8	4.6	5.0	4.1	4.4	0.4	0.6	23.3	24.2
Profit before tax	GWM	1.3	1.4	0.6	1.1	0.9	1.0	0.6	0.6	0.1	0.0	3.4	4.1
	P&C	-	-	-	-	-	-	1.4	1.3	-	-	1.4	1.3
	AM	0.1	0.3	0.1	0.2	0.1	0.2	0.2	0.2	(0.0)	0.6	0.5	1.5
	IB	0.2	1.0	0.3	0.9	0.1	0.3	0.3	0.4	(0.2)	(0.0)	0.8	2.5
	GF[1]	-	-	-	-	-	-	-	-	(0.6)	(1.1)	(0.6)	(1.1)
	Group	1.6	2.6	1.0	2.2	1.2	1.5	2.5	2.5	(0.7)	(0.5)	5.6	8.2

Numbers in USDbn unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column; 1 Group Functions

UBS

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The outbreak of COVID-19 and the measures being taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures to respond to the pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK's exit from the EU; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2019 and UBS's First Quarter 2020 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS